[Paradigm Medical Industries, Inc. Letterhead]




                                                    June 30, 2005


VIA FACSIMILE
-------------


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0306
Judiciary Plaza
Washington, D.C. 20549

Attn:    Thomas A. Jones, Esq.
         Senior Attorney

         Re:   Paradigm Medical Industries, Inc.
               Application for Withdrawal of Registration Statement on Form SB-2 Commission File No. 333-106842

Ladies and Gentlemen:

         Paradigm Medical Industries, Inc., a Delaware corporation (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement No. 333-106842, on Form SB-2, together with any exhibits filed thereto, which was previously filed with the Commission on February 3, 2005 and declared effective on February 10, 2005.

         The Registration Statement was filed (i) to register for sale shares of Registrant's common stock and (ii) to register for resale shares of Registrant's common stock for certain shareholders, optionholders and warrantholders. In order to reflect and disclose material changes in Company's operations since February 3, 2005, Registrant filed Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 on June 29, 2005.

         Because the Registration Statement filed on February 3, 2005 is no longer current, and has been superceded by Post-Effective Amendment No. 1, Registrant requests for the withdrawal of the Registration Statement filed on February 3, 2005.

         Please direct any questions or comments regarding this filing to the undersigned at (801) 977-8970 or Randall A. Mackey, Esq. at (801) 575-5000.

                                    PARADIGM MEDICAL INDUSTRIES, INC.



                                    By: /s/ John Y. Yoon
                                       ------------------
                                       John Y. Yoon
                                       President and Chief Executive Officer